November 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Re:	Arsanis, Inc.
Registration Statement on Form S-1
File No. 333-221050

Acceleration Request

Requested Date: November 15, 2017

Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc., Cowen and Company, LLC and Piper Jaffray & Co., as representatives of the several underwriters, hereby join Arsanis, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-221050) (the “Registration Statement”) to become effective on Wednesday, November 15, 2017, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Russell Chong
	Name:	Russell Chong
	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ E. James Streator, III
	Name:	E. James Streator, III
	Title:	Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director Piper Jaffrey & Co.

cc:	René Russo, Pharm.D., BCPS, Arsanis, Inc.
Michael D. Maline, Goodwin Procter LLP
Edwin O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP
Steven D. Singer, Esq., Wilmer Cutler Pickering Hale and Dorr LLP
Cynthia T. Mazareas, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

[Signature Page to Acceleration Request]